FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of January, 2004

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X        Form:40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The first and second paragraphs of the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration
No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's Registration Statement on Form S-8 No.333-05670; (iv) the Registrant's Registration Statement on
Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on
Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

1. Press Release: Orckit Communications Announced Redemption of Outstanding 5.75% Convertible Subordinated Notes. Dated January 15, 2004.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Orckit Communications Ltd.
                                           (Registrant)

Date: January 18, 2004                     By: /s/ Adam M. Klein
                                           -------------------------------
                                           Adam M. Klein for Izhak Tamir,
                                           pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number    Description of Exhibit

10.1 Orckit Communications Announced Redemption of Outstanding 5.75% Convertible Subordinated Notes. Dated January 15, 2004.

                                  EXHIBIT 10.1

Contacts:
Ran Gurit, Controller          Jeffrey Corbin / Lee Roth/
                               Joe Mansi (Investor Relations)
Orckit Communications          KCSA Worldwide
Tel: (011) 972 3 694 5383      (212) 896-1214/(212) 896-1209/212-896-1205
rang@orckit.com                jcorbin@kcsa.com / lroth@kcsa.com /
                               jmansi@kcsa.com





            ORCKIT COMMUNICATIONS ANNOUNCED REDEMPTION OF OUTSTANDING
                      5.75% CONVERTIBLE SUBORDINATED NOTES

Tel Aviv, Israel, January 15, 2004 - Orckit Communications Ltd. (NASDAQ: ORCT), a leading provider of advanced telecom equipment, announced today that its Board of Directors has approved the redemption of all of its outstanding 5.75% convertible subordinated notes, due April 1st, 2005 (the "Notes"). As of September 30, 2003, there were $16.2 million principal amount of Notes outstanding. The redemption price is equal to the principal amount of the Notes plus accrued and unpaid interest to the redemption date. The Notes will be redeemed in full on April 1st, 2004.

As of September 30, 2003, Orckit's total cash, cash equivalents, and short and long term investments amounted to approximately $86.5 million. After this redemption is effected, Orckit will have no long term indebtedness.

A Notice of Redemption is expected to be mailed to all registered holders of the Notes on or about February, 10 2004. Copies of the Notice of Redemption may be obtained after this date from the trustee for the holders of the Notes, U.S. Bank National Association, at telephone 1-800-934-6802.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Orckit is a majority shareholder of Corrigent Systems, which is developing metro transport telecom products designed to provide SONET and Ethernet services utilizing advanced packet technologies.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.